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UNITEDSTATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON REPORTS RESULTS OF 2021 ANNUAL GENERAL MEETING

Toronto, Ontario – May 14, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN, and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report that shareholders voted in favour of all items of business, including the election of directors at the 2021 Annual General Meeting held on May 13, 2021 (the “AGM”). Detailed results from the election of directors are set out below:

Director	Votes For	% For	Votes Withheld	% Withheld
Brendan Cahill	3,075,152	99.25%	23,295	0.75%
André Fortier	3,066,057	98.96%	32,390	1.05%
Laurence Curtis	3,066,611	98.97%	31,836	1.03%
Anna Ladd-Kruger	3,075,140	99.25%	23,307	0.75%
Craig Lindsay	2,956,441	95.42%	142,006	4.58%
Roger Norwich	3,075,495	99.26%	22,952	0.74%
Michael Timmins	3,067,458	99.00%	30,989	1.00%

Prior to the AGM and after the Company mailed its Management Information Circular dated March 16, 2021, Mr. Farncomb decided not to stand for re-election as a director of the Company due to other personal and business commitments. Mr. Farncomb was an exceptional member of the Board and Excellon team since joining in December 2017 and the Board of Directors extends best wishes for his future endeavours.

Complete voting results are available on SEDAR at www.sedar.com.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities, and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: May 14, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer